August 27, 2014
VIA EDGAR SUBMISSION
Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC 20549

RE:    MCG Capital Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 5, 2014
File No. 0-33377

Dear Ms. Hatch:
This letter is in response to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the review of periodic filings by MCG Capital Corporation (“MCG” or the “Company”), and in particular the Company’s Form 10-K for the Year Ended December 31, 2013. The comments were provided by you in a telephone conversation on July 18, 2014. For your convenience, your comments are set out below in italicized text and each commit is followed by our response.

1.
The discussion regarding dividend income in the MD&A refers to the December 31, 2013 balance of accrued dividends. However, there is no Dividend Receivable on the Balance Sheet. Please explain why there is no Dividend Receivable on your Balance Sheet.

MCG accretes dividends on its equity investment with stated dividend rates that are earned, to the extent the Company believes the dividends will be paid. This dividend is similar to Paid-in-Kind (or “PIK”) income on equity. As such, it is included as part of the total investments on the face of the Balance Sheet and included with Preferred Equity in the tables that break out debt and equity (i.e. Note 3—Investment Portfolio). In MCG’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, MCG added the following statement to the discussion regarding dividend income in the MD&A (See page 43):
Dividend accretion is included in the cost basis of the related equity instrument on our consolidated balance sheets and consolidated schedule of investments.

MCG Capital Corporation
1001 19th Street North · Suite 1001 · Arlington, VA 22209
www.mcgcapital.com

August 27, 2014

2.	There should be a reference to the commitments and contingencies on the face of the Consolidated Balance Sheet to direct the reader to the appropriate footnote.
Beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, MCG added a line beneath the liabilities section indicating which note contained the information on commitments and contingencies.

3.	The section on “Distributions to stockholders” in the Consolidated Statements of Changes in Net Assets should be separated by source.
Beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, MCG will state separately distributions to stockholders from (i) net operating income, (ii) net realized gain from investment transactions and (iii) return of capital on the Statement of Changes in Net Assets.

4.	Parenthetical disclosure of net investment income not distributed should be provided at the bottom of the Consolidated Statements of Changes in Net Assets.
MCG does not have any undistributed net investment income. The Company has distributed in excess of its net investment income. If MCG has undistributed net investment income in the future, MCG will include the suggested parenthetical information in the future.

5.
Under “Supplemental disclosure of cash flow information” on the Consolidated Statements of Cash Flows, MCG provides information regarding “Paid-in-kind interest collected”. Is this PIK interest collected or PIK interest accrued?

The line in question is the PIK interest collected in cash and does not reflect what has been accrued as PIK. Beginning with the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, MCG provided distinct line items relating to PIK interest accrued in addition to PIK interest collected.

6.
In the Company’s Consolidated Schedule of Investments, the investment for Cruz Bay Publishing, Inc. had footnote 7 (which indicated the PIK was on non-accrual) in 2012 but did not have that footnote in 2013. Was that an error?

The PIK interest related to the investment in Cruz Bay Publishing, Inc. returned to accrual status for the period ended December 31, 2013. As such, the investment did not require a footnote as of December 31, 2013.

7.	In looking at the Company’s Consolidated Schedule of Investments, 75% of the investments are valued at par or cost. Please confirm that the Company is fair valuing all of its investments.
MCG confirms that each of the securities reported on the schedule of investments in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 are recorded at fair value in accordance with Accounting Standard Codification Topic 820—Fair Value Measurements and Disclosures and MCG's Valuation Methodologies and Procedures as described in Note 3—Fair Value to the Company’s Form 10-K for the year ended December 31, 2013. Of the 53 securities on the December 31, 2013 schedule of investments, 21 had a fair value that equaled their cost basis including 20 debt securities and one preferred stock security.
Typically, there is no public market for the securities of the privately held companies in which MCG has invested. In accordance with the Investment Company Act of 1940, as amended, and accounting principles generally accepted in the United States, substantially all of MCG's portfolio investments are carried at fair value as determined in good faith by its board of directors.

MCG Capital Corporation

August 27, 2014

Whenever possible, MCG's board of directors values its securities at market value; however, since very few of its investments are traded publicly the board considers various factors to assist it in determining fair value during the valuation process. For example, depending on the nature of the investment, the board may examine public and private mergers and acquisitions transactions, comparisons to publicly traded comparable companies, third-party assessments of valuation, discounted cash flow analyses, the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments, the markets in which the portfolio company does business, market-based pricing, bond-yield analysis and other relevant factors. MCG's board of directors also engages independent valuation firms to assist in determining the fair value of the Company's investments. The investment and valuation committee of the board of directors meets at least quarterly with MCG's executive management to review management’s recommendations of fair value of the investments. The board of directors considers managements valuations, as well as the independent valuations and reviews, in its determination of the fair value of investments.

8.	The section on “Net decrease in net assets resulting from distributions” in Note 15—Financial Highlights should be separated by source.
Beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, MCG will present separately distributions per common share to stockholders from (i) net operating income, (ii) net realized gain from investment transactions and (iii) return of capital in the Financial Highlights table.

9.
Please confirm that the disclosures incorporated by reference from the definitive Proxy Statement for MCG’s 2014 Annual Meeting of Stockholders into the 10-K Item 10—Director, Executive Officers and Corporate Governance include the disclosures required by Instruction 4.e of Item 24 of Form N-2.

The disclosures required by Instruction 4.e. of Item 24 of Form N-2 are included in MCG’s definitive proxy materials filed with the SEC in connection with MCG’s 2014 Annual Meeting of Stockholders.
***
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact me at (703) 247-5861. Thank you for your time and attention

/s/ Beverly Jane Alley
Beverly Jane Alley
Chief Financial Officer

cc:	Keith Kennedy
Tod K. Reichert
MCG Capital Corporation

MCG Capital Corporation